1. Name and Address of Reporting Person
   Mahle,  Stephen H.
   1410 Spring Valley Road
   Golden Valley, MN 55422
2. Issuer Name and Ticker or Trading Symbol
   ATMI, Inc.
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Phantom Stock  $0       06/30/2001 A <F1>    183.3        <F2>       <F2>      Common  183.333  $30.0000            D
                                             33                                Stock
Phantom Stock  $0       09/30/2001 A <F1>    145.6        <F2>       <F2>      Common  145.631  $15.4500            D
                                             31                                Stock
Phantom Stock  $0       12/31/2001 A <F1>    157.2        <F2>       <F2>      Common  157.233  $23.8500            D
                                             33                                Stock
Phantom Stock  $0       03/31/2002 A         39.74        <F2>       <F2>      Common  39.746   $31.4500            D
                                             6                                 Stock
Phantom Stock  $0       06/30/2002 A         100.5        <F2>       <F2>      Common  100.581  $22.3700   626.524  D
                                             81                                Stock                       <F3>

Explanation of Responses:

<F1>
5) A grant exempt under Rule 16b-3 that should have been reported on a previous Form 5
<F2>
The Phantom stock units are to be settled in ATMI Inc. Common Stock upon the separating person's termination as a director.
<F3>
Amount owned as of 12/31/2001 is 486.197 and as of  6/30/02 is 626.524

SIGNATURE OF REPORTING PERSON
/s/  Stephen H. Mahle

DATE
09/17/2002